Exhibit 10.1
AGREEMENT

Dated April 23, 2021 ("Effective Date")

Made by and between:

Party A:	Dilazar Limited, a company incorporated under the laws of Jersey, registered nu# 66820, of 1st Floor 2 Mulcaster Street St Helier Jersey JE2 3NJ, Channel Islands (“Dilazar”);

Party B:
Wigmore Medical Limited, a company incorporated under the laws of the United Kingdom, registered nu# 03310740, of 23 Wigmore St., London W1U 1PL, United Kingdom (“Wigmore”), a wholly-owned subsidiary of Dilazar;

Party C:
InMode Ltd. (previously named Invasix Ltd.), a company incorporated under the laws of the State of Israel, registered nu# 51-407361-8, whose legal address is at:  Tavor Building, Sha’arYokneam, P.O. Box 533, Yokneam 20692, Israel (“InMode”); and

Party D:	Invasix UK Limited, a limited liability company incorporated under the laws of the United Kingdom, registered nu# 8844669, of 23 Wigmore St., London W1U 1PL, United Kingdom (“Company”).

Each of Dilazar, Wigmore and InMode shall be referred to hereinafter, as a “Party” and together, the “Parties”).

WHEREAS,
Wigmore and InMode are parties to a Founders Memorandum of Understanding dated March 4, 2014, with respect to the incorporation of the Company as a company jointly-owned by InMode (51%) and Wigmore (49%) (the “MOU”), and have been operating the Company since January 14, 2014;

WHEREAS,	on November 30, 2020, Wigmore has transferred all 49 ordinary shares of the Company which were originally issued to Wigmore to its parent company – Dilazar;

WHEREAS,
as of the immediately prior to the Effective Date, the Company's share capital consists of 100 ordinary shares, out of which 51 ordinary shares are owned and held by InMode and 49 ordinary shares are owned and held by Dilazar; and

WHEREAS,
subject to the consideration, terms and conditions set out in this Agreement, Dilazar wishes to sell to InMode and InMode wishes to purchase from Dilazar all of Dilazar's outstanding equities in the Company and Wigmore wishes to sell to InMode and InMode wishes to purchase from Wigmore all of Wigmore's rights pursuant to the MOU;

Now, Therefore, the Parties and the Company agree as follows:

1.	Swap

1.1.
Subject to the terms, conditions and representations set out in this Agreement, at the Closing (as such term is defined below), Dilazar shall irrevocably sell, transfer, assign, convey and deliver to InMode, and InMode shall purchase (in consideration of the Ordinary Shares, as defined below) from Dilazar all of Dilazar's shares in the Company and any additional right of Dilazar and Wigmore to securities, if any (“Dilazar Shares”), free and clear of any and all encumbrances, liens, pledges, security interests and third parties' rights.

1.2.
As full and final consideration for the performance by Dilazar and Wigmore of their respective obligations pursuant to this Agreement, including the sale, transfer and assignment of the Dilazar Shares in the Company to InMode, InMode will issue (or, at InMode's sole discretion, transfer out of InMode's treasury shares) to Dilazar 228,956 Ordinary Shares of InMode (the “Ordinary Shares”). The Parties confirm that the respective consideration paid to them pursuant to the transactions contemplated herein is to their full satisfaction and further confirm that the shares being swapped herein (the Dilazar Shares from one side and InMode's Ordinary Shares from the other side) represent the same value.

1.3.
The Ordinary Shares issued by InMode to Dilazar and/or transferred from InMode's treasury Stock (Dormant Shares) shall not be registered for trade and their resale by Dilazar shall be subject to exemptions available to Dilazar. The costs associated in order to hold the Ordinary Shares and resale them shall be borne by Dilazar. In order to issue the Ordinary Shares, Dilazar shall provide the needed documents, opinions and information.

2.	Contribution of Funds

2.1.	No later than the Closing date, Dilazar shall wire to the Company's bank account an amount of US $213,856, which represents 49% of the Company's negative capital balance as December 31, 2020.

3.	Termination

3.1.	At the Closing, the MOU including all schedules and exhibits related thereto, shall automatically and irrevocably terminate, and shall have no further force and effect.

3.2.
Each Party hereby irrevocably and unconditionally forever discharges, waives and releases, effective as of the Closing, any and all rights, claims and causes of action assertible against the Company and against the other Party, including its directors, in respect of the establishment of the Company, including, without limitation: (i) the performance and termination of the MOU; and (ii) any acts and omissions of the other Party or the Company occurring prior to the Closing related to the operation of the Company.

3.3.	At the Closing, all the Wigmore and Dilazar appointed officers, directors and signatories of the Company, including without limitation, Mr. Bedros Loutfig Eghiayan, shall resign.

Notwithstanding the foregoing in this Section 3.3 above, Mr. Jeffrey Burr will remain an authorized signatory of the Company in accordance with such signatory rights to be determined by the Company from time to time, until resolved otherwise by the Company.

4.	Services

4.1.
The Company shall be entitled (but not obligated) to continue receiving from Wigmore all services currently rendered by Wigmore to the Company (including warehouse services, bookkeeping and accounting services and lease services), under the same terms such services are currently provided to the Company and for a period of not less than 3 years from the Closing date.

4.2.
In addition, Wigmore agrees to provide InMode with reasonable and necessary administrative assistance related to the Company in the UK, pre-and-post Closing, in order to seamlessly make the transfer of the Company into a wholly-owned company of InMode (“Services”). These Services will include assistance with the Company's bank, local and state authorities, replacing Company's signatories and representatives of the Company, assisting in drafting the Closing deliverables to be delivered by the Company pursuant to this Agreement (as set out in Sections 5.1.2 – 5.1.3 and 5.1.8 – 5.1.10) in compliance with the Company's Articles of Association and applicable laws, and updating the Company's registries with the applicable UK authorities to reflect the transactions contemplated hereby.

5.	Closing

The Closing shall take place remotely by exchange of executed instruments within 3 business days after all the Closing Conditions set out below have been fulfilled to the satisfaction of the Parties which shall not be later than June 30, 2021, unless agreed otherwise by the Parties (“Closing”), all or part of which may be waived by InMode (except for such under Section 5.1.4, which is under the responsibility of InMode, which may only be waived by Dilazar). For avoidance of doubt, each party has no obligation to complete the Closing before all below Closing Conditions have been duly satisfied or waived; in the event that Closing has not occurred by the date set out in this paragraph above, each party of this Agreement is entitled to terminate this Agreement by sending written notice to the other parties and shall be free from any liability for any damages or compensations.

The “Closing Conditions” are:

5.1.	Corporate related documents to be delivered upon Closing have been obtained (and scanned copies have been delivered to Dilazar and InMode by the obtaining party):

5.1.1.	Resignation from the Company of all Wigmore's and Dilazar's appointed directors, signatories and officers, which shall come into effect upon Closing, in the form attached hereto as Schedule 5.1.1.
5.1.2.
Board resolutions of the Company approving the transactions contemplated by this Agreement and adopting any additional resolutions needed in order to give full effect to the transaction set out herein, in the form attached hereto as Schedule 5.1.2.

5.1.3.	Shareholders' resolutions of the Company adopting the needed resolutions in order to give full effect to the transaction set out herein, and in the form attached hereto as Schedule 5.1.3.
5.1.4.
Board resolutions of InMode approving the transactions contemplated by this Agreement including the issuance of the Ordinary Shares (or the transfer from treasury stock), in the form attached hereto as Schedule 5.1.4.

5.1.5.	Board resolutions of Dilazar approving the transactions contemplated by this Agreement, in the form attached hereto as Schedule 5.1.5.
5.1.6.	Board resolutions of Wigmore approving the transactions contemplated by this Agreement, in the form attached hereto as Schedule 5.1.6.
5.1.7.
Corporate documents and information of Dilazar required by InMode and its Transfer Agent, including completed and signed form W-8ben-e (attached hereto as Schedule 5.1.7), for the Issuance of the Ordinary Shares with its transfer agent.

5.1.8.	Share transfer deed with respect to the transfer of 49 shares of the Company from Dilazar to InMode, in the form attached hereto as Schedule 5.1.8.
5.1.9.	New Share certificate which reflects the 49 ordinary shares of the Company being transferred from Dilazar to InMode, has been issued to InMode, in the form attached hereto as Schedule 5.1.9.
5.1.10.
Updated Shareholders Registry of the Company, reflecting the ownership by InMode of the entire issued share capital of the Company (i.e., an aggregate of 100 ordinary shares of the Company), in the form attached hereto as Schedule 5.1.10.

5.1.11.	Wire confirmation evidencing the wiring by Dilazar of the amount set out in Section 2.1 above, in the form attached hereto as Schedule 5.1.11.
5.1.12.	Electronic share certificate which reflects the Ordinary Shares issued/transferred to Dilazar has been duly issued to Dilazar.
5.1.13.	Dilazar and Wigmore have surrendered to the Company original copies of the share certificate(s) previously issued to them by the Company.

5.2.	Representations, Warranties and Covenants

The representations and warranties made by each Party and the Company in this Agreement, shall have been true and correct when made, and shall be true and correct as of the Closing.

6.	Representation and Warranties by the Parties and the Company

Each of the Parties and the Company covenants, represents and warrants that, as of the date hereof and as of the Closing:

6.1.
It has full power and authority to execute and deliver this Agreement and any other agreement contemplated hereby, to carry out its obligations hereunder and to consummate the transactions contemplated on its part. This Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding agreement, enforceable against it in accordance with its terms;

6.2.
The execution and delivery of this Agreement by it, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby will not violate any provision of law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to it, or any agreement to which it is a party or any undertaking it undertook towards any third party;

6.3.
Compliance with the terms of this Agreement does not require, except as referred to in this Agreement, the consent (or agreement) of any person who is not a party hereto, including any governmental or judicial authority.

7.	Representations and Warranties by InMode

InMode covenants, warrants and represents, as of the date hereof and as of the Closing, that:

7.1.
Organization. InMode is a Public corporation duly organized, validly existing and in good standing under the laws of Israel having its shares traded in NASDAQ Global Select Market, with corporate power to carry on its business as now being conducted.

7.2.
SEC Filings; Financial Statements. InMode has filed all required forms, reports and documents with the US Securities Exchange Commission and in compliance with NASDAQ rules since its IPO in August 2019, and has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports, and documents were filed and as applicable to InMode as a Foreign Private Issuer.

7.3.
Valid Issuance. The Ordinary Shares to be issued by InMode to Dilazar and/or transferred from InMode's treasury Stock (Dormant Shares) in the transactions contemplated by this Agreement will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and non-assessable, not subject to pre-emptive rights, and free and clear of all debts, liens, encumbrances, taxes, charges, claims and any rights of third parties. Except for the Dilazar Shares as referred to in this Agreement, no further consideration shall be paid by Dilazar to subscribe and hold the Ordinary Shares issued by InMode, before and after the execution of this Agreement.

8.	Representations and Warranties by Dilazar and Wigmore

Dilazar and Wigmore, severally and jointly, covenants, warrants and represents, as of the date hereof and as of the Closing, that:

8.1.	Wigmore does not own any share capital of the Company or any right to be issued with share capital of the Company.

8.2.
The Dilazar Shares constitute the whole of the allotted and issued share capital of the Company beneficially owned by Dilazar and are fully paid or credited as fully paid. There are no outstanding warrants, options or other commitments that are convertible into shares or any other type of securities of the Company, except for the shares held by InMode.

8.3.
Dilazar is the sole legal and beneficial owner of the Dilazar Shares and is entitled to transfer the legal and beneficial title to the Dilazar Shares to InMode free from any and all encumbrances, liens, charges, pledges and third party rights without the consent of any other person.

8.4.	There are no outstanding loans or amounts due to Dilazar and/or Wigmore and/or anyone on their behalf from the Company or from InMode.

8.5.	Dilazar and Wigmore are not actually aware of any breaches or deficiencies by the Company towards authorities and third parties.

8.6.	No person has any right to require, at any time, the transfer, creation, issue or allotment of any share, loan capital or other securities of the Company.

8.7.
The only information provided by InMode to Dilazar with respect to InMode and the Ordinary Shares, is the information publicly available on the EDGAR site: https://www.sec.gov/edgar/search/#/q=Inmode&dateRange=all&startdt=1995-06-01&enddt=2020-04-21

And Dilazar does not rely on any other information concerning InMode and/or the Ordinary Shares except those set out in InMode's public fillings. InMode made no representations nor warranties with respect to the Ordinary Shares, except as set out in this Agreement.

8.7
The payment of the consideration for the Dilazar Shares by way of issuance/transfer by InMode to Dilazar of the Ordinary Shares, constitutes the full and sole consideration due to Dilazar herein, and Dilazar shall have no claim in that regard.

9.	Indemnification

Each Party (and with respect to Dilazar and Wigmore  - jointly and severally) shall defend and hold harmless the other Party(ies), the Company and their respective officers and directors, from and against any and all loss, liability, deficiency, damage, cost or other expense (including reasonable legal fees), as and when incurred, based upon or arising out of any breach of any of the representations, warranties or covenants of such Party contained in this Agreement (collectively, “Losses”). Such indemnification shall be limited to the value of the Ordinary Shares on the date of issuance thereof.

10.	Confidentiality, Non-Compete and Non-Disparagement

10.1.
Confidentiality. Each of the parties undertakes to keep all of the Confidential Information that it has received from the other party(ies) to this Agreement during the term of the MOU and/or the operation of the Company and/or with respect to this Agreement and/or the transactions contemplated herein, confidential, and will not make any use whatsoever of it, exploit or transfer it to any third party whatsoever.

Each of the Parties shall cause all of its officers, employees and persons acting on its behalf to keep all Confidential Information of the other parties confidential, and shall be liable towards the other parties for any disclosure of confidential information by any person acting on its behalf.

For the purpose herein, “Confidential information” shall mean any information, data, document, sketch, plan, commercial information, accounting information, professional information, marketing information, scientific information, technical information, commercial information or other information in any form whatsoever and on any medium whatsoever, relating to any of the Parties (including the Company) and/or their businesses, with the exception of information that has come into the public domain other than due to the breach of this undertaking and except for any portion of the information that either of the Parties may be required to disclose under any law or at the demand of any authority, and except for information that the Party (including the Company) bound by confidentiality proves was in its possession prior to it being provided to it by any of the Parties (including the Company) to this Agreement.

10.2.
Non-Compete. During a period of 12 months following the Closing date, Wigmore will not, directly or indirectly, by itself or through third parties, compete or assist others to compete with the products of the Company in the UK, including Ireland and Scotland.

10.3.
Non-Disparagement. Each party to this Agreement agrees that it shall not make, at any time in the future, any disparaging statement or remarks of any sort or otherwise communicate any disparaging comments in any form of media (including without limitation on the internet and/or social media sites), whether written or oral, about the other parties to this Agreement and/or their respective affiliates, directors, services or products or their respective business or operations to any other person or entity, or otherwise take any action which could reasonably be expected to adversely affect the personal or professional reputation of the other parties or any of their respective directors, and officers.

11.	Costs

Each party of this Agreement shall be responsible for its respective costs incurred in connection with the preparation, negotiation and execution of this Agreement and the transaction documents contemplated hereunder as well as all relevant matters up to (and including) the Closing. Save as otherwise agreed, each party of this Agreement shall be responsible for its own obligations to pay for all stamp or other issuance or transfer taxes or duties and capital gains, income tax and other taxes on net profit arising from the execution, delivery and performance of relevant transaction documents.

12.	Miscellaneous

12.1.
Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

12.2.
Public Announcement. Each of Dilazar and Wigmore confirms and acknowledge that being a public Company subject to the reporting requirements of the US Securities Exchange Commission and the NASDAQ rules, InMode may be required to file, upon the Effective Date or immediately following the Effective Date, a public announcement with the Securities and Exchange Commission publicly announcing the transactions contemplated under this Agreement, accompanied by a copy of this Agreement.

12.3.
Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the United Kingdom, without regard to its principles concerning conflicts of laws. All disputes, questions or differences whatsoever which shall at any time hereafter arise between the Parties hereto (including the Company) or their respective representatives or any of them, and which the Parties are unable to settle amicably between them, concerning or relating to this Agreement or the validity, construction, meaning, operation or effect thereof, or any clause herein contained, or as to the rights, duties or liabilities of the Parties hereto under or by virtue of this Agreement, shall be finally settled under the Rules of the London Chamber of Arbitration and Mediation (LCAM) by one (1) arbitrator appointed in accordance with the said Rules. Arbitration proceedings shall take place in London, UK and be conducted in the English language. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction or application may be made to such court for a judicial acceptance of the award and an order of enforcement as the case may be.

12.4.
Entire Agreement;  Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the Parties (including the Company) with regard to the subject matters hereof and thereof and supersedes any prior oral or written agreement concerning the subject matters hereof (including the relevant sections of the MOU).

12.5.
Notices. Any notice sent by one party to the other by registered mail to the addresses heading the Agreement, or to addresses provided by one party to the other from time to time - will be deemed to have been received on the 10th  business day after the day of mailing. Fax and e-mail messages will be deemed to have been received one business day after transmission provided there is an electronic confirmation of delivery, notices sent via courier shall be deemed to have been delivered upon receipt.

12.6.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

List of Schedules:

Schedule 5.1.1	Resignation Letter – Dilazar and Wigmore appointed directors, signatories and officers
Schedule 5.1.2	Board resolutions of the Company
Schedule 5.1.3	Shareholders' resolutions of the Company
Schedule 5.1.4	Board resolutions of InMode
Schedule 5.1.5	Board resolutions of Dilazar
Schedule 5.1.6	Board resolutions of Wigmore
Schedule 5.1.7	Corporate documents and information of Dilazar required by InMode, including completed and signed form W-8
Schedule 5.1.8	Share transfer deed
Schedule 5.1.9	Share certificate
Schedule 5.1.10	Updated Shareholders Registry of the Company
Schedule 5.1.11	Wire Confirmation

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[Signature Page to Agreement dated April 23, 2021]

In Witness Whereof, the parties execute this Agreement effective as of the Effective Date

Dilazar Limited
By: _____________________
Date: ___________________

Wigmore Medical Limited
By: _____________________
Date: ___________________

InMode Ltd.
By: _____________________
Date: ___________________

Invasix UK Limited
By: _____________________
Date: ___________________